6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE         NASDAQ: CRME       TSX: COM

FUJISAWA TO INVEST US $4 MILLION IN CARDIOME

Vancouver, Canada, September 28, 2004 Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) today announced that it has exercised its right to place US$4 million of equity at C$7.89 with Fujisawa Healthcare, Inc. (“Fujisawa”). The equity was placed at a 25% premium to the 30 calendar day average market price of $6.31.

The equity placement right is defined in the October 2003 co-development agreement in which Cardiome licensed North American rights to the intravenous formulation of RSD1235 to Fujisawa Healthcare Inc. Cardiome retains worldwide rights to oral RSD1235 for the prevention of AF and all rights to the intravenous formulations outside of Canada, US and Mexico. Cardiome stands to receive an additional US$54 million in milestones from Fujisawa over the course of the agreement, based upon the achievement of certain clinical and commercial milestones.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead anti-arrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome has now initiated three Phase 3 clinical trials for IV RSD1235. In a proof-of-concept intravenous dosing study completed in 2002, RSD1235 terminated atrial fibrillation in 61% of patients, compared to a 5% placebo rate. In an oral dosing study in humans also completed in 2002, RSD1235 was shown to have high oral bioavailability, suggesting it could be used for chronic oral treatment of AF.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF. Cardiome also has a program, currently under internal review, applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.